Exhibit 99.1

LOTUS TECH

group-lotus.com

Lotus Technology Received up to $300 Million Funding Commitment to Advance Business Development and Strengthen Liquidity

New York – August 19, 2025 – Lotus Technology Inc. (“Lotus” or the “Company”), a leading global intelligent and luxury mobility provider, announced today that it entered into a securities purchase agreement (“the Transaction”) with ATW Partners, a New York-based investment firm that focuses on cutting-edge companies with long-term growth potential, under which the Company agreed to issue and sell convertible notes for up to an aggregate principal amount of $300 million that will be convertible into ordinary shares of the Company in the form of American depositary shares of the Company.

Mr. Qingfeng Feng, Chief Executive Officer, commented: “The new funding demonstrates the confidence of our partners in us and provides us additional flexibility to advance our transformation. We are confident that we will further strengthen our operations and deliver sustainable value for our shareholders over the long-term.”

As previously announced, the Company also entered into a Master Credit Facility Framework Agreement with Zhejiang Geely Holding Group Company Limited (“Geely”) on July 28, 2025, pursuant to which Geely agrees to provide (including through its affiliates) the Company and its affiliates with a non-revolving credit facility of up to RMB1,600,000,000.

About the Transaction

The Company expects to issue and sell to ATW Partners Notes in the original principal amount of $10 million (the “Initial Notes”) on August 19, 2025. Upon satisfaction of certain other conditions, the securities purchase agreement contemplates additional closings of up to $290 million in aggregate principal amount of additional convertible notes. The Initial Notes are expected to be offered in a registered direct offering pursuant to a registration statement on Form F-3, which was declared effective by the Securities and Exchange Commission (the “SEC”) on June 13, 2025. The Initial Notes are expected to be offered only by means of a prospectus which is a part of the effective registration statement. A final prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. Additional information, including the full terms of the financing transactions, is available in the Form 6-K that the Company filed with the SEC.

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About Lotus Technology Inc.

Lotus Technology Inc. has operations across the UK, the EU and China. The Company is dedicated to delivering luxury lifestyle battery electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalisation and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, including adjusted net loss and adjusted EBITDA in evaluating its operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, and such adjustment has no impact on income tax. Lotus Tech defines adjusted EBITDA as net loss excluding interest income, interest expense, income tax expenses, depreciation of property, equipment and software, and share-based compensation expenses. The Company believes that non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

LOTUS TECH

group-lotus.com

Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on non-GAAP financial measures, please see "Appendix C – Unaudited Reconciliation of GAAP and Non-GAAP Results (Adjusted net loss/Adjusted EBITDA)" set forth at the end of this press release.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Tech undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

For investor inquiries

ir@group-lotus.com